Filed by NYSE Group, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933,as amended, and deemed filed pursuant to Rule 14a-12
                            of the Securities Exchange Act of 1934,  as  amended

                                                             Subject  Companies:
                                                New York  Stock  Exchange,  Inc.
                                                    Archipelago  Holdings,  Inc.
                                                 (Commission File No. 001-32274)
                                                         Date:  December 5, 2005

On December 5, 2005, New York Stock Exchange, Inc. posted the following news release on its website:


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        IRS ISSUES FAVORABLE RULING FOR PROPOSED NYSE-ARCHIPELAGO MERGER

     On December 1, 2005, the New York Stock Exchange, Inc. (the "NYSE") and Archipelago Holdings, Inc. (PCX: AX) ("Archipelago") received a letter ruling from the Internal Revenue Service confirming that, for U.S. federal income tax purposes:

o any permitted dividend that may be paid by the NYSE or by Archipelago prior to the closing of the NYSE-Archipelago merger will qualify as a distribution within the meaning of Section 301 of the Internal Revenue Code of 1986, as amended;

o the conversion of the NYSE from a not-for-profit corporation into a subsidiary of NYSE Group, Inc. ("NYSE Group") pursuant to the terms of the NYSE-Archipelago merger agreement will qualify as a transaction that is tax free to the NYSE and NYSE Group;

o the exchange of NYSE memberships for NYSE Group common stock in the merger will be tax free to NYSE members, except with respect to cash received in the merger; and

o the exchange of Archipelago common stock for NYSE Group common stock in the merger will be tax free to Archipelago shareholders, except with respect to cash received in lieu of fractional shares of NYSE Group common stock.

     The Internal Revenue Service did not issue a ruling with respect to the tax treatment of cash received by NYSE members who receive a combination of cash and NYSE Group common stock pursuant to the merger. For a description of the U.S. federal income tax consequences of the proposed transactions, please refer to the discussion under "The Mergers--Material U.S. Federal Income Tax Consequences" beginning on page 108 of the proxy statement/prospectus, dated November 3, 2005, filed with the Securities and Exchange Commission in connection with the proposed NYSE-Archipelago merger.

     The IRS ruling satisfies a condition of the NYSE-Archipelago merger, and marks a significant milestone toward completion of the transaction.

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IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC") containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.

NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, (212) 656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this correspondence may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004, which is available on Archipelago's website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.